FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                     32 SHAHAM STREET, PETACH TIKVA, ISRAEL,
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

                                Table of Contents

                                                                           Page

Healthcare Technologies Ltd. press release, dated March 29, 2007            4

                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HEALTHCARE TECHNOLOGIES LTD.
                                                   (Registrant)


                                                   By: /s/ Eran Rotem
                                                   ------------------
                                                   Eran Rotem
                                                   Chief Financial Officer


Dated: April 1, 2007

FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       +972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       DL  +972-77-2005042
                       F   +972-77-2005043
                       M   +972-52-4308081

   HEALTHCARE TECHNOLOGIES REPORTS FOURTH QUARTER AND ANNUAL RESULTS FOR 2006.

                             -----------------------

Petach Tikva, ISRAEL, March 29, 2007 - Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced audited results for the year and fourth quarter ended December 31, 2006.

Revenues for the year ended December 31, 2006 were $13.65 million, compared to $12.05 million for 2005. The Gross profit for 2006 was $ 4.77 million as compared to $4.37 million for 2005.

The operating profit for the period was $0.15 million as compared to $0.11 million for 2005. Net profit for fiscal 2006 was $0.21 million or $0.03 profit per share, as compared to a net profit of 0.27 million, or $0.04 per share for fiscal 2005.

Revenues for the fourth quarter of 2006 were $3.54 million, as compared to $2.93 million for the corresponding quarter last year. The net loss for the quarter was ($0.35) million, or a loss of ($0.04) per share, compared to a net profit of
0.02 million, or profit of $0.00 per share, for the fourth quarter of 2005.

Shareholders' equity on December 31st, 2006 was $7.27 million, compared to $6.79 million on December 31, 2005. The current assets net of current liabilities as of December 31st, 2006, were $2.57 million as compared to $2.19 million on December 31, 2005. Cash and equivalents were $0.36 million vs. $0.69 million as of December 31, 2005.

ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT (LOSS) PER SHARE INFORMATION)

                                                                                   Year Ended               Three Months Ended
                                                                              ---------------------       ----------------------
                                                                             12/31/06      12/31/05      12/31/06       12/31/05
                                                                              -------       -------       -------        -------
SALES                                                                         $13,656       $12,053       $ 3,540        $ 2,935
GROSS PROFIT                                                                  $ 4,775       $ 4,369       $ 1,184        $ 1,215
OPERATING PROFIT (LOSS)                                                       $   153       $   110       $  (198)       $   118
NET PROFIT (LOSS)                                                             $   210       $   276       $  (347)       $    22
BASIC PROFIT (LOSS) PER SHARE                                                 $  0.03       $  0.04       $ (0.04)       $  0.00
SHARES USED IN COMPUTING BASIC EARNINGS (LOSS) PER SHARE (IN THOUSANDS)         7,715         7,703         7,746          7,703
DILUTED PROFIT (LOSS) PER SHARE                                               $  0.03       $  0.04             -        $  0.00
SHARES USED IN COMPUTING DILUTED PROFIT (LOSS) PER SHARE  (IN THOUSAND)         7,835         7,703             -          7,703

                           CONSOLIDATED BALANCE SHEET
                              (U.S $ IN THOUSANDS)

                               DECEMBER 31, 2006   DECEMBER 31, 2005
                               -----------------   -----------------

CASH AND CASH EQUIVALENTS            $  361            $  699
TOTAL CURRENT ASSETS                 $7,638            $6,756
TOTAL CURRENT LIABILITIES            $5,064            $4,558
SHAREHOLDER'S EQUITY                 $7,269            $6,791

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.